UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM SD
Specialized Disclosure Report
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MASIMO CORPORATION
(Exact Name of Registrant as Specified in its Charter)
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Delaware	001-33642	33-0368882
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

52 Discovery Irvine, California	92618
(Address of principal executive offices)	(Zip Code)
Anand Sampath
(949) 297-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
A copy of Masimo’s Conflict Minerals Report for the calendar year ended December 31, 2019 is filed herewith as Exhibit 1.01 and is also available on Masimo’s website at: https://investor.masimo.com/governance/governance-documents/default.aspx

Item 1.02	Exhibit
Masimo has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2	Exhibits

Item 2.01	Exhibits

Exhibit Number	Description of Document
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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Masimo, SET, Signal Extraction Technology, Improving Patient Outcome and Reducing Cost of Care... by Taking Noninvasive Monitoring to New Sites and Applications, rainbow, SpHb, SpOC, SpCO, SpMet, PVI and ORI are trademarks or registered trademarks of Masimo Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MASIMO CORPORATION a Delaware corporation

Date: May 26, 2020	By:	/s/ ANAND SAMPATH
Anand Sampath
EVP, Operations and Clinical Research